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SE 13011671 MISSION

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FEB 21 2013

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREEN MANNING & BUNCH, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Wynkoop St., Ste. 800
(No. and Street)

Denver, CO 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren R. Henson, Jr. 303.592.4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren R. Henson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Manning & Bunch, Ltd., as of 31 December, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Warren Henson
Signature

President
Title

Sarah Bourquin
Notary Public

Sarah Bourquin
Notary Public
State of Colorado
My Commission Expires 08/13/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (filed separately)
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green Manning & Bunch, Ltd.

Financial Statements at and for the
Year Ended December 31, 2012,
Supplemental Schedules at December 31, 2012,
Independent Auditor's Report, and
Supplemental Report on Internal Control

GREEN MANNING & BUNCH, LTD.

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado
Report on the Financial Statements

We have audited the accompanying financial statements of Green Manning & Bunch Ltd. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Manning & Bunch Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 15, 2013

GREEN MANNING & BUNCH, LTD.

STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2012
(In thousands)

ASSETS

CURRENT ASSETS:	
Cash	$ 3,538
Cash — related party (Note 3)	84
Total cash	3,622
Accounts receivable — trade	11
Other current assets (Note 3)	59
Total current assets	3,692
PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $791	537
TOTAL	$ 4,229

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accrued bonuses	$ 877
Other liabilities (Note 3)	688
Total liabilities	1,565
COMMITMENTS AND CONTINGENCIES (Note 4)	
PARTNERS' CAPITAL	2,664
TOTAL	$ 4,229

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012
(In thousands)

REVENUES:	
Project related revenue	$ 3,833
Investment and other income	6
Total revenues	3,839
EXPENSES:	
Project related expense	3,124
General and administrative (Note 3)	1,174
Depreciation	95
Total expenses	4,393
NET LOSS	$ (554)

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012
(In thousands)

	Partners' Capital
BALANCE — January 1, 2012	$ 3,183
Contributions (Note 3)	35
Net loss	(554)
BALANCE — December 31, 2012	$ 2,664

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (554)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	95
Stock based compensation	35
Changes in operating assets and liabilities:	
Assets	8
Liabilities	(1,618)
Net cash used by operating activities	(2,034)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to property and equipment	(53)
CASH FLOWS FROM FINANCING ACTIVITIES:	-
NET DECREASE IN CASH	(2,087)
CASH — Beginning of year	5,709
CASH — End of year	$ 3,622

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Green Manning & Bunch, Ltd. (the "Company") was formed as a partnership under the laws of the State of Colorado in 1988 and is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. All outstanding partnership interests in the Company are owned by entities wholly owned by CoBiz Financial Inc. ("CoBiz"). The Company provides investment banking services to middle-market companies including merger and acquisition advisory services, institutional and private placement of debt and equity, and other strategic financial advisory services. The Company has two locations, one in Denver, Colorado and one in Phoenix, Arizona.

The Company is a fully disclosed broker-dealer and as such holds no customer funds or securities. All trades, if any, are transacted through clearing brokers.

The financial statements include significant related party transactions. Given CoBiz's level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and in the format prescribed by rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to ten years. At December 31, 2012, property and equipment consists of the following (in thousands):

Furniture and fixtures	$ 405
Computer hardware	169
Leasehold improvements	556
Computer software	198
	1,328
Accumulated depreciation	(791)
Total property and equipment	$ 537

Project Revenue — Project revenues include nonrefundable retainer fees, which are recognized over the expected term of the engagement, and success fees, which are recognized when the transaction is completed and collectability of fees is reasonably assured.

Income Taxes — The Company files a partnership tax return for federal and state income tax purposes. As a result, the Company's taxable income is reportable by its partners, and therefore, the Company does not record a provision for income taxes.

Concentration of Credit Risk— The Company has $3,538,000 on deposit at an institution insured by the Federal Depository Insurance Corporation. The balance is insured up to $250,000.

Regulation— The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

Use of Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined, of approximately $2,056,000, which was $1,952,000 in excess of its required net capital of $104,000. The Company's ratio of aggregate indebtedness to net capital was 0.76 at December 31, 2012.

3. RELATED PARTY TRANSACTIONS

Payroll processing services, human resources, management, accounting and internal audit services are provided through CoBiz. For the year ended December 31, 2012, the Company was charged $243,000 for such services. The Company also leases its Arizona office space through a month-to-month agreement with Arizona Business Bank, a wholly owned subsidiary of CoBiz (see Note 4). As of December 31, 2012, a $74,000 payable to CoBiz and its subsidiaries is included in Other liabilities. As of December 31, 2012, the Company had a receivable balance of $2,000 due from CoBiz and its subsidiaries included in other current assets. The Company maintains a cash balance at Colorado Business Bank (CBB), a wholly owned subsidiary of CoBiz. At December 31, 2012, the Company held $84,000 in cash at CBB.

Dividend — The Company did not pay a dividend to CoBiz during the year ended December 31, 2012.

Contributions — CoBiz did not make any capital contributions during the year ended December 31, 2012. The Company participates in CoBiz's employee stock option plans and recognizes stock based compensation that is also reflected as a contribution in the Statement of Changes in Partners' Capital. See the Employee Stock Option Plans discussion of this note for further detail.

Employee Profit Sharing Trust — The Company participates in CoBiz's defined contribution retirement plan. Employees may contribute up to 15% of their compensation and participate in the Company's discretionary matching within the limits defined for a 401(k) plan. Employer contributions charged to general and administrative expense for 2012 were $51,000.

Employee Stock Purchase Plan — The Company participates in CoBiz's employee stock purchase plan, which provides that employees may elect to have a percentage of their payroll deducted and applied to the purchase of CoBiz common stock at a discount. In addition, the Company may make a matching contribution up to 50% of an employee's deduction toward the purchase of additional common stock. During the year ended December 31, 2012, 2,155 shares of CoBiz stock were issued to employees of the Company. There was no matching contribution for the year ended December 31, 2012.

Employee Stock Option Plans — The Company participates in CoBiz's employee stock plans, which provide for option and stock grants to new employees and annual retention grants to existing employees. Grants are made at the discretion of Company management and CoBiz's compensation committee. The summary of changes in options and restricted stock awards for the year ended December 31, 2012, is as follows:

Stock Options	**Shares**	**Weighted Average Exercise Price**
Outstanding — beginning of year	100,100	$ 13.37
Granted	450	6.86
Exercised	(1,500)	6.62
Forfeited	(21,000)	13.23
Outstanding — end of year	78,050	$ 13.49
Exercisable — end of year	73,902	$ 13.83

Restricted Stock Awards	**Shares**	**Weighted Average Grant Date Fair Value**
Outstanding — beginning of year	-	$ -
Granted	13,198	5.56
Unvested — end of year	13,198	$ 5.56

The company follows guidance included in ASC Topic 718, *Compensation — Stock Compensation* (ASC 718) to account for stock options and awards issued by CoBiz. Under ASC 718, compensation cost is recognized for stock awards granted, modified, cancelled or repurchased after January 1, 2006, and the portion of prior awards for which the requisite service had not yet been rendered based on the grant-date fair value. During 2012, the Company recognized $35,000 of stock based compensation that is also reflected as a contribution in the Statement of Changes in Partners' Capital.

There were 78,023 options vested or expected to vest with a weighted-average price of $13.50. The weighted-average remaining terms for options outstanding, options vested or expected to vest and options exercisable at December 31, 2012, was 1.9, 1.9 and 1.7 years, respectively. The aggregate intrinsic value for options outstanding, vested or expected to vest and options exercisable at the end of the year was $10,000 due to the gap between the ending market value of CoBiz stock of $7.47 and the weighted-average exercise price of options for the year ended December 31, 2012. At December 31, 2012, there was $60,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 1.9 years.

Self Insurance Reserves — CoBiz self-insures a portion of the Company's employee medical costs. The Company maintains an allocated liability for incurred, but not reported claims based on assumptions as to eligible employees, historical claims experience and lags in claims reported as determined by CoBiz. A liability of $10,000 is recorded for incurred but not reported claims within other liabilities in the Statement of Financial Condition.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company has an obligation under an operating lease with an initial noncancelable term in excess of one year. Future minimum lease payments at December 31, 2012, are as follows (in thousands):

Years Ending December 31	
2013	$ 207
2014	212
2015	216
2016	221
2017	226
Thereafter	670
Total	$ 1,752

The lease contains a five year renewal option and scheduled annual escalation clauses. Rent expense for 2012 was $165,000, which includes $12,000 of related party rent expense discussed in Note 3.

Litigation — From time to time, in the ordinary course of business, the Company could be named in legal actions that could result in losses being incurred. There are currently no known legal actions pending against the Company.

******

SUPPLEMENTAL SCHEDULES

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
AT DECEMBER 31, 2012
(In thousands)

PARTNERS' CAPITAL	$ 2,664
NONALLOWABLE ASSETS:	
Accounts receivable and other current assets	(71)
Property and equipment	(537)
NET CAPITAL	2,056
MINIMUM CAPITAL REQUIRED — Greater of 6 2/3% of aggregate indebtedness of $1,565 or $5 minimum for a broker or dealer who does not carry customer accounts	104
CAPITAL IN EXCESS OF REQUIREMENT	$ 1,952
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.76

There are no differences between the amounts presented in the computation of net capital set forth above and the amounts reported in the Company's unaudited Part IIA Quarterly FOCUS report as of December 31, 2012 filed on January 24, 2013.

GREEN MANNING & BUNCH, LTD.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

In planning and performing our audit of the financial statements of Green Manning & Bunch, Ltd. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 15, 2013